NewLake Capital Partners, Inc.

50 Locust Avenue

First Floor

New Canaan, CT 06840

October 26, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kibum Park

Re:	Acceleration Request of NewLake Capital Partners, Inc.
Registration Statement on Form S-3 (File No. 333-267894) CIK No. 0001854964

Dear Mr. Park

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NewLake Capital Partners, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Time, on October 28, 2022, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Robert K. Smith at (202) 955-1611.

Thank you for your attention to this matter.

Very truly yours,

NEWLAKE CAPITAL PARTNERS, INC.

By:	/s/ Anthony Coniglio
Anthony Coniglio
President and Chief Executive Officer